06051168

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cape Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 New Bridge Street - P.O. Box 1180
(No. and Street)

Jacksonville (City) NC (State) 28541-1180 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED NOV 27 2006 WASH. D.C. 151

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. T. W. Pace (910) 347-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thompson, Brown and Company
(Name – *if individual, state last, first, middle name*)

231 New Bridge Street - P.O. Box 1186 (Address) Jacksonville (City) NC (State) 28541-1186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, J. T. W. Pace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cape Securities, Inc., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NEIL H. THOMPSON NOTARY *** PUBLIC ONSLOW COUNTY, NC

J W Pace
Signature

President
Title

Neil H. Thompson
Notary Public

My commission expires February 22, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rul 17a-5 for Broker Dealer claiming exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPE SECURITIES, INC.

JACKSONVILLE, NORTH CAROLINA

AUDITORS' REPORT

For The Year Ended September 30, 2006

Cape Securities, Inc.
Jacksonville, North Carolina
September 30, 2006

Table of Contents

THOMPSON, BROWN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
231 New Bridge Street
Post Office Box 1186
Jacksonville, North Carolina 28541-1186
(910) 347-1704

Independent Auditors' Report

Officers and Directors
Cape Securities, Inc.
Jacksonville, North Carolina

We have audited the accompanying statement of financial condition of Cape Securities, Inc. (the Company) as of September 30, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Cape Securities, Inc. at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THOMPSON, BROWN AND COMPANY

Donald H. Thompson
Certified Public Accountant

November 13, 2006

Exhibit A

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Financial Condition
September 30, 2006

Assets:	
Cash (Note 2)	$ 1,206
Cash segregated under federal and other regulations (Note 3)	101
Deposits with clearing organizations	117,023
Receivables from broker-dealers and clearing organizations (Note 4)	8,885
Employee receivable	51
Securities owned - Marketable, at market value (Note 6)	495,194
Prepaid expenses	1,979
Furniture and equipment, at cost, less accumulated depreciation of $14,130	363
Deferred income tax asset - Net (Note 13)	-
Total Assets	$ 624,802
Liabilities:	
Payables to broker-dealers and clearing organizations (Note 4)	$ 189,620
Accounts payable, accrued expenses and other liabilities	18,133
Account payable - Shareholder (Note 15)	23,506
Long-term note payable (Note 7)	20,290
Total	$ 251,549
Commitments and contingent liabilities (Note 11)	
Subordinated borrowing (Note 8)	$ -
Total Liabilities	$ 251,549
Stockholder's Equity (Note 9):	
Common stock - $1 par value, 500,000 shares authorized; 230,000 shares issued and outstanding	$ 230,000
Additional paid-in capital	158,639
Retained earnings (Deficit)	(15,386)
Total Stockholder's Equity - Exhibit C	$ 373,253
Total Liabilities and Stockholder's Equity - Exhibit C	$ 624,802

The accompanying notes are an integral part of these financial statements.

Exhibit B

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Income
For the year ended September 30, 2006

Revenues:	
Commissions	$ 84,785
Net dealer inventory and investment gains (losses)	59,717
Interest and dividends	15,268
Other income	261
Total Revenues	$ 160,031
Expenses:	
Employee compensation	$ 56,564
Advertising	3,410
Commissions and brokerage charges	47,865
Customer losses	1,068
Depreciation	315
Interest	17,492
Legal and accounting fees	14,852
Office rent	9,000
Out of court settlement	25,000
Repairs and maintenance	1,444
Taxes and licenses	9,748
Telephone and internet	6,073
Other expenses	9,547
Total Expenses	$ 202,378
(Loss) Before Income Taxes	$ (42,347)
Provision For Income Taxes (Note 13)	
Current	$ -
Deferred	-
Total Provision For Income Taxes	$ -
Net (Loss) - To Exhibit C	$ (42,347)
(Loss) Per Share Of Common Stock	$ (0.18)

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2006

Capital Stock:	
Balance at October 1, 2005	$ 230,000
Balance at September 30, 2006 - Exhibit A	$ 230,000
Additional Paid-In Capital:	
Balance at October 1, 2005	$ 158,639
Balance at September 30, 2006 - Exhibit A	$ 158,639
Retained Earnings:	
Balance at October 1, 2005	$ 26,961
Net (Loss) - From Exhibit B	(42,347)
Balance at September 30, 2006 (Deficit) - Exhibit A	$ (15,386)
Total Stockholder's Equity:	
Balance at October 1, 2005	$ 415,600
Net (Loss) - From Exhibit B	(42,347)
Balance at September 30, 2006 - Exhibit A	$ 373,253

The accompanying notes are an integral part of these financial statements.

Exhibit D

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Changes in Subordinated Borrowing
For the year ended September 30, 2006

Subordinated Borrowing at October 1, 2005	$ 60,000
Increases	-
Total	$ 60,000
Decreases:	
Expiration of subordinated borrowing agreement	(60,000)
Subordinated Borrowing at September 30, 2006 - To Exhibit A	$ -

The accompanying notes are an integral part of these financial statements.

Exhibit E

Cape Securities, Inc.
Jacksonville, North Carolina
Statement of Cash Flows
For the year ended September 30, 2006

Cash Flows From Operating Activities:	
Net (Loss) - Exhibit B	$ (42,347)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation	$ 315
(Increase) Decrease in Operating Assets:	
Cash segregated under federal and other regulations	30
Deposits with clearing organizations	(8,179)
Receivables from broker-dealers and clearing organizations	1,422
Receivables from others	273
Securities owned - Net	(91,080)
Prepaid expenses	1,665
Increase (Decrease) in Operating Liabilities:	
Payables to broker-dealers and clearing organizations	118,975
Accounts payable, accrued expenses and other liabilities	864
Total Adjustments	$ 24,285
Net Cash (Used) By Operating Activities	$ (18,062)
Cash Flows From Investing Activities:	
Net Cash Provided By Investing Activities	$ -
Cash Flows From Financing Activities:	
Payments of long-term notes payable	$ (15,139)
Payments (to)/from stockholder	23,561
Net Cash Provided By Financing Activities	$ 8,422
(Decrease) in Cash	$ (9,640)
Cash at beginning of the year	10,846
Cash at end of the year	$ 1,206
Supplemental Cash Flows Disclosures:	
Interest payments	$ 17,372
Income tax payments	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina corporation with its office located in Jacksonville, North Carolina.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are also reported on a trade date basis along with related commission income and expenses.

Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

The Company has no investment advisory income.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, when material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Significant Accounting Policies (Continued):

Depreciation

Depreciation is provided using the 200% declining balance method using estimated useful lives of five to seven years. Depreciable assets acquired after 1980 are recovered using applicable accelerated cost recovery system, optional straight-line or modified accelerated cost recovery system methods.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. Cash Segregated Under Federal and Other Regulations

The Company maintains a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The balance in this account at September 30, 2006 was $101.

4. Receivables From and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2006, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ -	$ -
Payable to clearing broker	-	189,620
Receivables from clearing brokers	8,885	-
	$ 8,885	$ 189,620

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts payable to the clearing broker (Sterne, Agee & Leach, Inc.) represent a margin account and account owed for municipal bonds held as inventory as of September 30, 2006. The amounts payable are fully collateralized by securities and municipal bonds held on account in the Company's name with the clearing broker. Those securities and municipal bonds are reflected as part of the caption, Securities owned - Marketable, at market value on Exhibit A of the financial statements.

5. Receivables From and Payables to Customers

There are no accounts receivable from or accounts payable to customers at September 30, 2006.

6. Securities Owned

Marketable securities owned consist of trading and investment securities at market values, as follows:

State and municipal obligations	$ 116,320
Corporate stocks	378,874
	$ 495,194

7. Long-term Note Payable

The long-term note payable is with First-Citizens Bank & Trust Company. The outstanding balance on the note payable was $20,290 at September 30, 2006. The note payable bears interest at 8.0 percent and is payable in monthly installments of $1,940 through June 3, 2007. As of September 30, 2006, there is no indication that the note is collateralized.

8. Subordinated Borrowing

A borrowing under a subordinated agreement in the amount of $60,000 was terminated on its expiration date, August 30, 2006. Management elected not to renew the agreement.

9. Capital Stock

The authorized, issued and outstanding shares of capital stock at September 30, 2006, were as follows:

Common stock, $1 par value; authorized 500,000 shares; 230,000 shares issued and outstanding.

10. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on a cash basis, in that the Company does not maintain margin accounts for customers.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Commitments and Contingent Liabilities

The Company currently pays $750 per month for rent of office space. This office space was acquired by Mr. and Mrs. J.T.W. Pace on September 21, 1998. There are no immediate plans to change the rent structure at this time.

A lawsuit was filed against the Company on September 28, 2005 claiming damages for failure to supervise an employee in the amount of $65,000. In April, 2006, this matter was resolved with an out of court settlement, which admitted no fault on behalf of the Company in the amount of $25,000. The Company has filed a claim under its surety bond coverage for reimbursement of this loss. No amounts have been accrued for any possible recovery. Any amounts recovered in future years will be reported as income in the year of receipt.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $269,049, which was $169,048 in excess of its required net capital of $100,000. The Company's net capital ratio was 4.35 to 1.

13. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
Total	$ -	$ -	$ -

The following schedule reflects the available Federal and State net operating loss carryovers and their expiration dates:

	Expiration Date	Amount
Federal:		
9-30-93	9-30-08	$ 2,221
9-30-94	9-30-09	11,864
9-30-95	9-30-10	27,557
9-30-96	9-30-11	39,272
9-30-97	9-30-12	41,634
9-30-98	9-30-18	13,117
9-30-99	9-30-19	32,972
9-30-01	9-30-21	10,464
9-30-06	9-30-26	42,141
Total Available Carryover		$ 221,942

13. Income Taxes (Continued)

	Expiration Date	Amount
State:		
9-30-97	9-30-12	$ 6,388
9-30-98	9-30-13	10,528
9-30-99	9-30-14	30,209
9-30-01	9-30-16	7,792
9-30-06	9-30-21	42,138
Total Available Carryover		$ 97,055

A Federal income tax rate of 15% has been applied to the Federal net operating loss carryovers in determining a Federal deferred income tax asset of $33,291. It is believed that if any of these Federal net operating losses are to be realized, the income tax benefit would be at a 15% income tax rate. A State income tax rate of 6.9% has been applied to the State net operating loss carryovers in determining a State deferred income tax asset of $6,697. The State currently has a flat corporate income tax rate of 6.9% and any income tax benefit realized would be at this rate. A 100% reserve has been recorded to offset both the Federal and State deferred income tax assets because of the size of the losses and the approaching expiration dates. Therefore, the net deferred income tax asset reflected in the Company's statement of financial condition is zero.

14. Earnings (Loss) Per Share

Earnings (Loss) per share of common stock were computed by dividing net income (loss) by the number of common shares outstanding for the year (230,000 shares).

15. Related Party Transactions

For the year ended September 30, 2006, the Company reported gross commission income of $8,671 from securities trades involving Karl B. Pace, Jr. and Nancy D. Pace (brother and sister-in-law of J.T.W. Pace, President and sole stockholder). Gross commission income of $1,804 was reported from securities trades involving Karl B. Pace, Jr. and Nancy D. Pace from October 1, 2006 through the date of this report. Karl B. Pace, Jr. is also an outside salesman for the Company and is paid a commission for securities trades including those for his own account. As of September 30, 2006, the Company's records show a payable to him of $12,139. There were securities trades involving another family member of J.T.W. Pace from October 1, 2005 through the date of this report; however, the gross commission income from those trades is immaterial.

As of September 30, 2006, there is a payable to J.T.W. Pace, President and sole stockholder in the amount of $23,506. The amount represents an open account for funds advanced to the Company by J.T.W. Pace during the fiscal year. No interest has been accrued on this account.

Cape Securities, Inc.
Jacksonville, North Carolina

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2006

Net Capital:	
Total Stockholder's Equity Qualified for Net Capital	$ 373,253
Add:	
Subordinated borrowing allowable in computation of net capital	-
Other (deductions) or allowable credits - Deferred income tax asset	-
Total Capital and Allowable Subordinated Borrowing	$ 373,253
Deductions and/or charges:	
Nonallowable assets -	
Prepaid expenses	$ 1,979
Furniture and equipment - Net	363
Total Nonallowable Assets	$ 2,342
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)	$ 370,911
Haircuts on Securities:	
Trading and investment securities	$ 56,831
State and municipal government obligations	5,277
Undue concentrations	39,754
Total Haircuts on Securities Positions	$ 101,862
Net Capital	$ 269,049
Aggregate Indebtedness:	
Items included in statement of financial condition -	
Payables to broker-dealers and clearing organizations - Portion unsecured	$ -
Accounts payable, accrued expenses and other liabilities	18,133
Account payable - Shareholder	23,506
Long-term note payable - Portion unsecured	20,290
Total Aggregate Indebtedness	$ 61,929
Computation of Basic Net Capital Requirement:	
Minimum net capital required -	
Greater of six and two thirds percent of aggregate indebtedness ($4,129) or $100,000	$ 100,000
Excess Net Capital	$ 169,049
Ratio: Aggregate indebtedness to net capital	4.35 to 1

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of September 30, 2006

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of September 30, 2006) -	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 268,747
Understatement of non-allowable assets	(425)
Understatement of haircuts on securities positions	(191)
Net audit adjustments	918
Net Capital Per Preceeding Page	$ 269,049

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc.
Jacksonville, North Carolina
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2005

The Company was exempt from reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3. (Special account for the exclusive benefit of customers maintained).

Cape Securities, Inc.
Jacksonville, North Carolina

Information Related to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2006

The Company was exempt from possession and control requirements under paragraph (k)(2)(i) of Rule 15c3-3. (Special account for the exclusive benefit of customers maintained).

THOMPSON, BROWN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
231 New Bridge Street
Post Office Box 1186
Jacksonville, North Carolina 28541-1186
(910) 347-1704

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Officers and Directors
Cape Securities, Inc.
Jacksonville, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Cape Securities, Inc. (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted Item #1 involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cape Securities, Inc., for the year ended September 30, 2006, and this report does not affect our report thereon dated November 13, 2006. We have also listed other matters (Items #2 through #5), which are not considered to be material, but are presented for informational purposes.

Item #1 - Segregation of Duties

There are internal control problems inherent in all situations in which one or two persons are assigned permanent financial duties. With one or two persons, it is technically impossible to distribute duties and responsibilities in such a manner to achieve a working set of checks and balances on each employee. The purpose behind the need for checks and balances is the prevention of inadvertent human error from entering into the recording of transactions. It is incumbent on management, in this situation, to realize the inherent weakness of the internal control environment and to exercise such additional watchfulness over its affairs as it deems warranted by the circumstances. The Company, in this situation, has one employee who is primarily responsible for writing checks, making deposits, reconciling the bank accounts and maintaining the accounting records. Because of the small size and limited resources of the Company, it is probably not practical to hire additional accounting personnel for the sole purpose of achieving better segregation of duties. However, management must continue to assume an active role in its monitoring of the Company's affairs.

Item #2 - Computation of Net Capital

As noted during a NASD examination during fiscal year 2004, The Company should maintain its accounting records on the accrual method of accounting during the monthly/quarterly FOCUS reporting process. It should be noted that in some instances it is difficult to timely file monthly and quarterly FOCUS reports, when it is necessary to receive third-party information after month-end to finish adjusting the records. In these instances, the Company has opted to file the reports based on the best information available at that time. Due to the small size of the Company, it is believed that the overall differences from month-to-month would be immaterial; however, the records should be maintained on the accrual method of accounting at all times to the extent possible.

Officers and Directors
Cape Securities, Inc.

Item #3 - Subordinated Borrowing Agreement
The Company did not renew its subordinated borrowing agreement upon its expiration on August 30, 2006. The securities that were held in the Company's name under this agreement should be re-registered in the name of J.T.W. Pace. This should also be done for those securities that were held in the Company's name as collateral for a receivable from J.T.W. Pace. There is no receivable balance due from J.T.W. Pace as of September 30, 2006.

Item #4 - Minutes to Board Meetings

Minutes to Board of Director meeting should be maintained by the Corporate secretary. These corporate minutes should be prepared at least annually. Among other things, the minutes should reflect the payment of dividends, results of annual operations, compensation of officers, etc.

Item #5 - Forms 1099

Amounts reported as salesman commissions on Internal Revenue Service (IRS) Form 1099 have been reflected as "Other Income". The amounts paid for salesman commissions are considered earned income and are more correctly classified as "Nonemployee Compensation" and should be reported as such. Incorrect reporting on Form 1099 can result in the assessment of penalties by the IRS.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

THOMPSON, BROWN AND COMPANY

Donald W. Thompson

Certified Public Accountant

November 13, 2006